NEWS RELEASE

# PURE DIAMONDS EXPLORATION INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

August 20, 2007 TSX Symbol:PUG

*NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES*

## PURE DIAMONDS CLOSES PRIVATE PLACEMENT

Pure Diamonds Exploration Inc. ("**Pure Diamonds**" or the "**Company**") is pleased to announce that further to its news release dated July 13, 2007, the non-brokered private placement (the "**Offering**") of up to 4,200,000 flow-through units (the "**FT Units**") at a price of $0.24 per FT unit has closed. The Company placed 2,295,166 FT Units raising gross proceeds of $550,839.84. Each FT Unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.40 per share until February 20, 2009.

The FT Units are subject to a hold period that expires on December 21, 2007.



The Company paid two Finder's Fees, on a portion of the Offering.

The Offering includes participation by Donald R. Sheldon, an insider of the Company on the same terms as the arm's length investors and his shareholdings increased accordingly. Mr. Sheldon purchased 116,666 FT Units.

The participation by insiders in the private placement is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of Pure Diamonds' market capitalization.

The gross proceeds of the Offering will be used to finance general exploration expenditures on its High Arctic Properties, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2007 taxation year.



**For further information, please contact:**

**Gordon Keevil – President**
(604) 687-2038 or visit our website at www.pure-diamonds.ca

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

dlw 9/14

PURE DIAMONDS
EXPLORATION INC. T.PUG

| | |
|---|---|
| Fax: | 1-202-777-1030 |
| To: | Securities & Exchange Commission – Washington, D.C. |
| Attention: | Compliance |
| From: | Debra Watkins |
| Re: | Pure Diamonds News Release |

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## STRICTLY CONFIDENTIAL

***Please deliver to the addressee immediately***

**PLEASE FIND ATTACHED LATEST NEWS RELEASE**

**Re: File No: 82-3520**

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

END